===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         MAY                                        2006
                          ------------------------------------      ------------
Commission File Number    000-23464
                          ------------------------------------      ------------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

              Form 20-F                       Form 40-F  X
                        ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                             No   X
                  ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

===============================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

    1 News Release dated May 1, 2006 ("HUMMINGBIRD JOINS INTERNATIONAL ASSOCIATION IN "MAYDAY PROJECT" TO DEMONSTRATE IMPORTANCE OF CREATING A BUSINESS RESILIENCE AND DISASTER RECOVERY PLAN")
    2 News Release dated May 8, 2006 ("ATLANTA REGIONAL COMMISSION RE-LAUNCH WEB SITE USING REDDOT CMS(TM) AND LIVESERVER(TM) CONTENT MANAGEMENT SOFTWARE")
    3 News Release dated May 15, 2006 ("AMERICAN PSYCHOLOGICAL ASSOCIATION SELECTS HUMMINGBIRD ENTERPRISE(TM) TO ESTABLISH PROACTIVE COMPLIANCE FRAMEWORK")
    4 News Release dated May 16, 2006 ("TELUS NAMED REDDOT SOLUTIONS "PARTNER OF THE YEAR" FOR 2005")
    5 News Release dated May 23, 2006 ("REDDOT SUPPORTS DYNAMIC KNOWLEDGE EXCHANGE AT B. BRAUN")
    6 News Release dated May 30, 2006 ("HUMMINGBIRD WINS ECM CONNECTION INDUSTRY ACE AWARD AT 2006 AIIM ON DEMAND CONFERENCE AND EXPO")
    7 News Release dated May 30, 2006 ("HUMMINGBIRD ANNOUNCES EXECUTIVE SEMINAR SERIES TO HELP GOVERNMENT ORGANIZATIONS IMPROVE CITIZEN SERVICES")
    8 News Release dated May 31, 2006 ("HUMMINGBIRD INFORMS TEXAS GUARANTEED OF LOST PIECE OF EQUIPMENT CONTAINING CONFIDENTIAL INFORMATION")

                                                                      DOCUMENT 1

[HUMMINGBIRD GRAPHIC OMITTED]


       Hummingbird Joins International Association in "MayDay Project" to
          Demonstrate Importance of Creating a Business Resilience and
                             Disaster Recovery Plan
       May 1st recognized as an annual day to assess disaster preparedness

Toronto - May 1, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today joins ARMA International and the Society of American Archivists in their "MayDay Project" campaign to encourage organizations to review existing business processes and take steps to improve their readiness for disaster each year on May 1st.

With hurricane and dangerous weather season approaching and a recent escalation in terrorist threat alert levels, many organizations understand the necessity for creating a business resilience and disaster recovery plan to protect their mission-critical business content. However, many have yet to take precautions for unexpected events, choosing to adopt the: "I'll deal with it if happens" approach as their strategy. In fact, according to an Applied Research(1) survey of 500 IT Managers, 70 percent of those surveyed have deployed data backup, replication, and recovery technologies, however only slightly more than 54 percent had a complete disaster recovery plan in place. Failing to properly digitize, back up, and protect valuable paper-based documents leaves organizations in a high-risk position.

"Emergency planning is critical for organizations of all sizes, across all industries," said ARMA International President Cheryl Pederson, CRM. "Regular review and updating of that plan, coupled with enterprise-wide awareness of it can determine whether an organization is able to resume business in a timely manner following a disaster."

Hummingbird Enterprise(TM): An Integral Component to Business Resiliency

Hummingbird Enterprise offers a holistic business resilience and disaster recovery solution to help organizations protect data, knowledge assets, and business content. Encompassing all aspects of content lifecycle management, Hummingbird Enterprise allows users to systematically capture, create, manage, review, distribute, publish, store, and preserve business content based on rules defined by the organization or mandated by regulations.

The Georgia Municipal Association (GMA) recently selected Hummingbird Enterprise for its electronic content management system understanding that if there was ever to be a serious incident such as a fire or a terrorist act its paper files would be extremely vulnerable to loss or damage.

"GMA will be deploying Hummingbird Enterprise to address several initiatives beginning with scanning and indexing a broad range of documents into a secure content repository. Our staff will have easier access to documents and records and if the primary system is not available for any reason, staff will have access to a synchronized offsite backup system that is part of GMA's disaster recovery environment," said John Restivo, Director, IT at the Georgia Municipal Association. "It is critical to have an information infrastructure that is always accessible rather than having to recover from a business stoppage. Hummingbird Enterprise will provide us with a proven, solid foundation to build a functionally-rich content management environment with full disaster recovery."

"Paper has the potential of being the single point of failure in any organization. Converting paper-based content into electronic form and storing it in the Hummingbird Enterprise repository helps protect mission-critical content," said Andrew Pery, Chief Marketing Officer and Senior Vice President, Hummingbird Ltd. "Organizations will then be in a better position to respond, survive and flourish should any unforeseen events occur."

Executive Seminar Series:  "Building the Resilient Enterprise"

As announced on April 26th, 2006, Hummingbird is going on the road starting tomorrow, May 2nd, with a series of complementary breakfast seminars to be held in eight cities throughout North America, to demonstrate how Hummingbird Enterprise can provide a foundation for delivering disaster recovery while mitigating business and legal risk. Visit http://www.hummingbird.com/spring06 for more information and to register for a seminar.

------------------------------
(1) Disaster Recovery Journal, Spring 2006, Volume 19, Issue 2.

About ARMA International

ARMA International is a not-for-profit professional association and the authority on managing records and information. Formed in 1955, ARMA International is the oldest and largest association for the records and information management profession with a current international membership of more than 10,000. It provides education, publications, and information on the efficient maintenance, retrieval, and preservation of vital information created in public and private organizations in all sectors of the economy. The reach and importance of information management grows every day. New stakeholders in the compliance picture are seeking the resources provided by ARMA International as they work to manage information and records as a strategic corporate asset. Corporate information professionals, from the disciplines of IT, Legal, and Records Management, can find online tools to assess and benchmark their organization's overall risk with ARMA's Risk Profiler Self Assessments.

Visit ARMA International's website to keep informed of the latest legislative and regulatory activities with ARMA International monthly updates, standards, best practices, or membership information. www.arma.org or 800.422.2762.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For more information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 2

[HUMMINGBIRD GRAPHIC OMITTED]

     Atlanta Regional Commission Re-Launch Web Site Using RedDot CMS(TM) and
                   LiveServer(TM) Content Management Software
              RedDot CMS and LiveServer content management software
                          deliver more relevant content

Toronto, Ontario, New York, NY and Atlanta, GA - May 8, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that RedDot Solutions, a Hummingbird company, has provided the Web content management solution for the re-launch of The Atlanta Regional Commission (ARC) Web site http://www.atlantaregional.com/. Using RedDot CMS 6.1 and LiveServer content management software, ARC now has an easier way to create, manage and deliver vital content to the live site.

ARC is the regional planning and intergovernmental coordination agency for the City of Atlanta and the surrounding 10-country area of Cherokee, Clayton, Cobb, DeKalb, Douglas, Fayette, Fulton, Gwinnett, Henry and Rockdale counties. It serves as a catalyst for regional progress by focusing leadership, attention and planning resources on key regional issues.

"Atlantaregional.com receives about 55,000 visitors per month," said Jennifer Watson, Senior Communications Coordinator, ARC. "The decision to redesign the site resulted from a third-party communications audit that we conducted in 2004. We discovered we could use the site to more effectively communicate with our various audiences that include local governments, legislators, media, citizens, and internal employees who regularly visit the site to obtain critical information."

With RedDot CMS and LiveServer, ARC contributors can quickly and effortlessly make Web site updates. The redesigned site is easy to search and delivers relevant content and targeted messages to visitors based on their profiles. ARC worked with Atlanta-based design firm, Atomic Fusion, on the creative design aspects of the project.

The entire redesign took approximately eight months from start to finish. The RedDot team assisted with the content management system (CMS) and LiveServer search and personalization implementations in the new site design and provided training to administrators and end users.

"The project resulted in a site that better reflects ARC's strategic position as a regional thought-leader and provides accurate and timely information to all of our constituents," added Watson. "We were thrilled to have executed the entire project within eight months."

"Maintaining a solid and up-to-date Web site is a critical business requirement and organizations like The Atlanta Regional Commission need to ensure that their online presence remain dynamic and current at all times," said Detlef Kamps, President of RedDot Solutions North America. "It is imperative that enterprises develop a scalable infrastructure that can leverage all assets from multiple contributors. RedDot CMS is simple to deploy and enables contributors to seamlessly manage their content and communicate their message in the most comprehensive manner."

About RedDot Solutions

RedDot Solutions, a Hummingbird company, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS(TM) (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process workflow, personalization and collaboration. More than 1,600 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade rely on RedDot to increase productivity, improve operational efficiency and reduce risk. For more information, please visit: http://www.reddot.com/.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

Elizabeth Torrie Zwaryczuk
Director of Public Relations
RedDot Solutions Corporation
212-425-3988, ext. 215
elizabeth.torrie@reddot.com

                                                                      Document 3

[HUMMINGBIRD GRAPHIC OMITTED]

    American Psychological Association Selects Hummingbird Enterprise(TM) to
                    Establish Proactive Compliance Framework
     Association to streamline internal business processes by strengthening management of organizational documents and records for stronger business controls and compliance

Toronto - May 15, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that the American Psychological Association (APA) has selected Hummingbird Enterprise(TM) to manage its business content as part of an overall proactive compliance strategy for the organization.

Based in Washington D.C., APA is a scientific and professional organization that represents psychology in the United States. With 150,000 members, APA is the largest association of psychologists worldwide. Hummingbird Enterprise will enable the APA to streamline internal business processes associated with document and records management, while ensuring that it is able to address legal and compliancy requirements such as the health insurance portability and accountability act (HIPAA) and other legal requirements.

"We selected Hummingbird Enterprise because it offers several benefits that will improve our business processes both internally and with our members," said Mark Nelson, Assistant Director Management Information Systems for the American Psychological Association. "Not only will we be in a better position to meet the various compliance requirements, we will also experience significant cost reductions as a result of better utilization of our IT systems. Plus, as a result of the improved efficiencies, our employees may have more time to develop new and innovative ways to help APA improve its business."

Originally implemented to manage APA's legal department documents, Hummingbird Enterprise will be deployed across all departments in the organization allowing users to effectively and securely manage, organize, and share all business content and will enable users to check for accuracy of documents and papers to ensure all appropriate parties have reviewed them before they are published.

APA's historian will take advantage of the certified records management capabilities of Hummingbird Enterprise to ensure the proper retention of vital documentation, such as scientific reports and papers. Virtual project management rooms will be created using the highly secure, Web-based collaborative workspaces of Hummingbird Enterprise to allow the Association to share, modify and review documents and papers with internal and external users. With the knowledge management capabilities, various departments will be able to conduct single, unified searches across multiple structured and unstructured information sources including the document and records management systems. This will enable them to streamline discovery and research activity.

Additionally, Hummingbird Enterprise will help APA with its overall business continuity strategy by protecting all of its documents and records in the event of a disaster. The Association is located three blocks from the Capital in Washington D.C. and if a disaster were to affect the surrounding area, APA wanted to be sure that it would be able to continue to support its members.

"Organizations are understanding the importance of taking a holistic view that combines people, processes, and technology in order to establish a proactive compliance framework," said Andrew Pery, Chief Marketing Officer and Senior Vice President, Hummingbird Ltd. "With Hummingbird Enterprise, the American Psychological Association will be able to efficiently streamline internal business processes with a proactive compliance platform for managing physical and electronic knowledge assets, while developing a robust business continuity plan to ensure all business content is protected and secure."

About American Psychological Association

The American Psychological Association (APA), in Washington, DC, is the largest scientific and professional organization representing psychology in the United States and is the world's largest association of psychologists. APA's membership includes more than 150,000 researchers, educators, clinicians, consultants and students. Through its divisions in 54 subfields of psychology and affiliations with 60 state, territorial and Canadian provincial associations, APA works to advance psychology as a science, as a profession and as a means of promoting health, education and human welfare.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 4

[HUMMINGBIRD GRAPHIC OMITTED]

           TELUS Named RedDot Solutions "Partner of the Year" for 2005

Toronto, Ontario and New York, NY - May 16, 2006 - Hummingbird Ltd. (NASDAQ:
HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that TELUS has been named "Partner of the Year" for 2005 by RedDot Solutions, a Hummingbird company.

The Partner of the Year award recognizes TELUS for its overall excellence in quality and timeliness of RedDot implementations and establishment of best practices for its many clients including: Westjet, AltaLink, The Northern Alberta Institute of Technology, ATB Financial and the Alberta Motor Association. The largest telecommunications company in Western Canada, TELUS has partnered with RedDot since early 2004 to build Web, extranet and intranet sites with RedDot's Content Management Suite including CMS, XCMS and LiveServer.

Quick to implement and easy to use, RedDot's products allow TELUS teams to easily build and implement content management solutions for their clients.

"TELUS has proved to be extremely valuable in helping communicate the RedDot value proposition to the Canadian business community," said Detlef Kamps, president of RedDot Solutions. "We look forward to the partnership's continued success and future benefits for both companies."

"We are honored to receive this award. It is a reflection of the industry leading solutions we deliver to our clients," said Michael Martyn, Director of Enterprise Content Management. "At TELUS, our solutions are based on the understanding that at the end of all the technology is a living, breathing person. We craft our solutions around user needs and usage scenarios, and the factors that drive successful interactions over digital platforms. As a result, our solutions are easy to use and understand, and their value to our clients is clear and measurable. RedDot helps us deliver on that promise."

About TELUS

TELUS (TSX: T, T.NV; NYSE: TU) is the largest telecommunications company in Western Canada and the second largest in the country, with $8.1 billion of annual revenue, 4.7 million network access lines and 4.5 million wireless customers. The company provides customers with a full range of telecommunications products and services including data, voice and wireless services across Canada, utilizing next generation Internet-based technologies. For more information about TELUS, please visit www.telus.com.

For more information on TELUS and RedDot visit www.telus.com/reddot.

About RedDot Solutions

RedDot Solutions, a Hummingbird company, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS(TM) (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process workflow, personalization and collaboration. More than 1,600 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade rely on RedDot to increase productivity, improve operational efficiency and reduce risk. For more information, please visit: http://www.reddot.com/.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

Elizabeth Torrie Zwaryczuk
Director of Public Relations
RedDot Solutions Corporation
212-425-3988, ext. 215
elizabeth.torrie@reddot.com

                                                                      Document 5

[HUMMINGBIRD GRAPHIC OMITTED]

             RedDot Supports Dynamic Knowledge Exchange at B. Braun
     Global medical technology provider networks its staff worldwide with a knowledge center based on RedDot and SAP solutions

Toronto, Ontario, New York, NY, and Oldenburg, Germany - May 23, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that B. Braun Melsungen AG, one of the world's leading suppliers of healthcare products, has launched its international Intranet and Knowledge Management system using the Web content management solution from RedDot Solutions, a Hummingbird company. RedDot CMS and RedDot LiveServer are integral components of Hummingbird's market leading enterprise content management offering.

B. Braun's new knowledge management center is a portal-like Intranet, which connects the knowledge of its 31,000 employees in 50 countries. Under the slogan "Sharing Expertise," the global provider of medical products offers its employees authorization-protected access to all content in the Intranet including documents and content delivered from third-party applications. The platform is based on an integrated solution from SAP Enterprise Portal 6.0 and RedDot Content Management Software (CMS) and LiveServer Content Delivery Software with the SAP-certified "RedDot Personalization iView."

The SAP certified "RedDot Personalization iView" enables users permission-based access to knowledge, allowing them to update and manage the site's content through a uniform portal surface with a single sign-on process. Unstructured content from the SAP Enterprise portal is managed and updated with RedDot CMS then personalized and delivered to the B. Braun site with RedDot LiveServer. The iView is integrated in the SAP portal application with minimal effort.

The integrated solution delivers relevant and secure information to the B. Braun team. Instead of providing all staff with the same view of content, as was previously the case, B. Braun now uses the new portal to display information, which matches individual requirements, which supports an increase in productivity.

The RedDot CMS content management solution is known throughout the industry for fast implementation times, legendary ease-of-use, an intuitive software interface available in 14 languages, as well as the strict separation of content and layout. These factors make it possible to globally distribute work, enabling 50 authors to simultaneously work on the "B. Braun Knowledge Center" to keep the content up-to-date.

The RedDot Professional Services team implemented B. Braun's knowledge center. "The integrated RedDot and SAP solution enables us to provide our international staff with individual access to company knowledge. We can provide content, as well as applications in accordance with authorizations, depending on the hierarchy level, the location, field and other factors. It is evident that the new B. Braun Knowledge Center has a lot of potential for optimizing internal information and communication processes," said Vera Schormann, Head of the Knowledge Management Department at B. Braun Melsungen AG.

"The RedDot content management solutions help hundreds of companies connect content, data, information and business processes across worldwide locations," said Niels Metger, Founder, RedDot Solutions. "It is rewarding to see global leaders like B. Braun improve its use and sharing of content across the organization with the RedDot Web content management solutions."

About RedDot Solutions

RedDot Solutions, a Hummingbird company, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS(TM) (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process management and workflow, personalization and collaboration. More than 1,600 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade rely on RedDot to increase productivity, improve operational efficiency and reduce risk. For more information, please visit: http://www.reddot.com.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

In the US                               In Germany
Elizabeth Torrie Zwaryczuk              Marcus Bond
RedDot Solutions                        RedDot Solutions
Tel: 212-425-3988, ext. 215             Tel.: +49-441-935 78-45
elizabeth.torrie@reddot.com             marcus.bond@reddot.de

                                                                      Document 6

[HUMMINGBIRD GRAPHIC OMITTED]

             Hummingbird Wins ECM Connection Industry ACE Award at
             -----------------------------------------------------
                    2006 AIIM ON DEMAND Conference and Expo
                    ---------------------------------------
Company honored in the Government category for its noteworthy achievement across
--------------------------------------------------------------------------------
appeal, content and education; also named a finalist in the Compliance category
-------------------------------------------------------------------------------

Toronto - May 30, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced it has received ECM Connection's prestigious Industry ACE Award in the Government category. Hummingbird was also recognized as a finalist in the Compliance category. The awards were presented on May 17th at the AIIM ON DEMAND Conference and Exposition held in Philadelphia.

Judged by a panel of industry analysts and editors, ECM Connection's ACE Awards recognize vendors that excel in promoting the education and adoption of enterprise content management technologies within specific markets, apart from their overall horizontal offerings. According to the ECM Connection staff, award winners demonstrated noteworthy achievement across three criteria: appeal, content, and education.

Judging on appeal, the winning product offering is innovative and breaks new ground or crosses key thresholds in terms of technology and advances. The marketing collateral, or content, goes beyond merely promoting the vendor's own products and services. This is demonstrated in materials available on the corporate Web site including product brochures, white papers, case studies, and best practices guidelines.

Finally, judging on education, the winning vendors provide outstanding outreach programs and services in areas that include end user training, technical support, consulting services, partner programs, road shows and user conferences.

"The ACE Award recognizes Hummingbird's commitment to the Government vertical. Their white papers, success stories and recorded Web seminars are clearly making an impact to spread the acceptance of enterprise content management technologies within this market," said Tony Paris, Managing Editor, ECM Connection. "We are happy to acknowledge their efforts."

Hummingbird is a leading provider of enterprise content management software solutions for governments globally as demonstrated by the growing list of customers within federal, provincial/state and local government agencies worldwide. With Hummingbird Enterprise, public-sector institutions benefit from a solution that is fully compliant with international records management standards and enables agencies at all levels to manage records and other knowledge assets while achieving streamlined efficiency, maximized productivity, and improved information access with an infrastructure that supports e-government and compliance initiatives.

"As a leading provider of enterprise content management software solutions for governments at all levels globally, we are honored to receive this distinguished award from ECM Connection," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "This recognition validates our commitment to provide our customers, partners and integrators with the most innovative and feature-rich technologies, information and resources, making our line of business enterprise content management solutions more accessible and deliver real business value to government organizations."

For more information and to learn about all the finalists and winners of the 2006 ACE Awards, please visit the ECM Connection Web site at:
http://www.ecmconnection.com/content/news/article.asp?docid={7AEFC6CC-C08C-4595-
854F-6AEBB7506DFD}

About ECM Connection

ECM Connection is the premier site for enterprise content management news and solutions. Our goal is to help ECM end users and integrators find the information and solutions they're looking for. Our supplier directory introduces you to prominent technology providers. Our product showcase reveals a range of available products. We also offer a searchable, content-rich archive of white papers, case studies, and other educational resources. If you're facing a specific project or challenge, tell us what you're working on, and we'll help guide you to solutions. Visit ECM Connection on the Web at www.ecmconnection.com.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 7

[HUMMINGBIRD GRAPHIC OMITTED]

        Hummingbird Announces Executive Seminar Series to Help Government
                     Organizations Improve Citizen Services
  Seminar series to offer strategies on how to develop an automated, systematic approach for efficiently managing all incoming and outgoing constituent information

Toronto - May 30, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that it will host a series of executive seminars in June entitled: City, County and State Government Strategies for Improving Citizen Services.

The complimentary breakfast seminars will be held in six cities throughout the United States beginning June 13th, 2006.

Accurate and timely responsiveness to the public, commercial enterprises and other levels of government is a critical function of a government agency. The flow of information from the government to the public requires careful management of deadlines, content and process. Executives and responsible officials need to have a clear picture of the concerns and issues of the taxpayers, residents or businesses, in their jurisdiction.

Hummingbird government domain experts will discuss how organizations can control, manage and automate their business information, including e-mail, business contracts, paper records and electronic documents, so that their response times to public inquiries are dramatically improved. Attendees will also learn how other government organizations are implementing compliance programs and systems, while streamlining their processes to enable them to efficiently and accurately meet their legislative mandates.

"As more people depend on electronic communication, government departments are faced with the challenge of maintaining control over the process, content and resulting records that are all key to the flow of official correspondence," said Dan Larocque, Industry Manager, Government Sector, Hummingbird Ltd. "This seminar series will help government organizations develop a strategy for improving citizen services by developing an automated, systematic approach for efficiently managing all incoming and outgoing constituent information, so officials can focus on building better relationships with their citizens."

The complimentary seminars will take place on the following dates and locations:

            June 13 - Madison, WI - Hilton Madison Monona Terrace June 14 - Minneapolis, MN - Crowne Plaza Northstar Hotel June 15 - Portland, OR - Hotel Vintage Plaza
            June 20 - Tacoma, WA - Sheraton Tacoma Hotel
            June 21 - Sacramento, CA - Sheraton Grand Sacramento
            June 22 - Los Angeles, CA - The Millennium Biltmore Hotel

For more information, or to register for a seminar, please visit:
www.hummingbird.com/gs

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 8

[HUMMINGBIRD GRAPHIC OMITTED]

   Hummingbird Informs Texas Guaranteed of Lost Piece of Equipment Containing
                            Confidential Information

Toronto - May 31, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that it has notified The Texas Guaranteed Student Loan Corporation (TG) that a Hummingbird employee has lost a piece of computer equipment containing names and social security numbers of a portion of TG's customer base. The data was made available to Hummingbird as part of an ongoing engagement to customize and implement a document management system for TG.

TG is a public, nonprofit corporation that helps create access to higher education for millions of families and students through its role as an administrator of the Federal Family Education Loan Program.

Hummingbird has no reason to believe that the piece of equipment has been stolen to gain access to confidential data. The data was protected through security measures and given the technology that would be required to retrieve the data, Hummingbird believes that any misuse of the data is extremely unlikely. However, Hummingbird has exhausted every possibility to recover the equipment and has filed a lost property report with the police.

"The privacy of customer data is of utmost importance to us and we take our responsibility to safeguard it very seriously. We deeply regret that this incident has occurred," said Barry Litwin, President and CEO of Hummingbird Ltd. "We continue to investigate the facts surrounding this loss of information and are taking all necessary action in order to ensure that such occurrences do not happen in the future."

Even though Hummingbird believes that the accessibility and misuse of the information is highly unlikely, Hummingbird is providing its full cooperation to TG and supports TG's measures to protect its customers.

TG is providing information on its Web site at www.tgslc.org/resources/customerdata.cfm to help those potentially affected by this incident. In addition, TG will be mailing letters to individuals who were directly affected, with information about their records and recommendations on how to protect themselves from identity theft.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359             Tel: 416 496-2200 ext. 2623
daniel.coombes@hummingbird.com          michele.stevenson@hummingbird.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HUMMINGBIRD LTD.
                                     -------------------------------------------
                                                     (Registrant)

Date:  June 1, 2006                  By:  /S/ INDER DUGGAL
       -------------------------          --------------------------------------
                                          Name:  Inder P.S. Duggal
                                          Title: Chief Financial Officer,
                                                 Secretary and Treasurer